EXHIBIT 99.1
ADDITIONAL CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Bank of Montreal
We consent to the incorporation by reference of our auditors’ report dated November 25, 2008 on the consolidated balance sheets of Bank of Montreal (“the Bank”) as at October 31, 2008 and 2007 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended October 31, 2008, our Comments by Auditors for US Readers on Canada-US Reporting Differences, dated November 25, 2008 and our auditors’ report dated November 25, 2008 on the Bank’s internal control over financial reporting as of October 31, 2008 in the following Registration Statements of the Bank:
1.	Registration Statement — Form F-3 — File No. 333-148054
2.	Registration Statement — Form F-3 — File No. 33-96354
3.	Registration Statement — Form S-8 — File No. 333-113096
4.	Registration Statement — Form S-8 — File No. 333-14260
5.	Registration Statement — Form S-8 — File No. 33-92112
/s/ KPMG LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
November 25, 2008